UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Rule 13d - 101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (Amendment No. 5)

                         MEMC Electronic Materials, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715 10 4
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                                 (CUSIP Number)

--------------------------------------------------------------------------------
                              Morton E. Grosz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 2 of 8 Pages
---------------------                                      ---------------------



--------- ----------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          E.ON Aktiengesellschaft, formerly known as VEBA Aktiengesellschaft
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  |_|
          (b)  |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |X|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
------------------- ------- ----------------------------------------------------

    NUMBER OF         7      SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------

   BENEFICIALLY       8      SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH
                      9      SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------

      PERSON          10     SHARED DISPOSITIVE POWER

       WITH                  - 0 -
------------------- ------- ----------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          - 0 -
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                            |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC, CO
--------- ----------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 3 of 8 Pages
---------------------                                      ---------------------


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          E.ON North America, Inc., formerly known as VEBA Corporation
          74-2183834
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  |_|
          (b)  |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable

--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
                                                                            |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------

    NUMBER OF         7      SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------

   BENEFICIALLY       8      SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH
                      9      SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON
                      10      SHARED DISPOSITIVE POWER
       WITH
                            - 0 -
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          - 0 -
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          HC, CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 4 of 8 Pages
---------------------                                      ---------------------


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          VEBA Zweite Verwaltungsgesellschaft mbH

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  |_|
          (b)  |_|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable

--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
                                                                            |_|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany

------------------- ------- ----------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------

   BENEFICIALLY       8      SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH
                      9      SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON
                      10     SHARED DISPOSITIVE POWER
       WITH
                            - 0 -

------------------- ------- ----------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          - 0 -

--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

            HC, CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 5 of 8 Pages
---------------------                                      ---------------------


         This Amendment No. 5 ("Amendment No. 5") amends the Schedule 13D filed on October 30, 1998 (as amended by Amendment No. 1 filed on March 23, 1999, Amendment No. 2 filed on May 10, 1999, Amendment No. 3 filed on September 27, 1999 and Amendment No. 4 filed on September 30, 2001, the "Schedule 13D") by (i) E.ON Aktiengesellschaft, a German corporation formerly known as VEBA Aktiengesellschaft ("E.ON AG"), (ii) E.ON North America, Inc., a Delaware corporation formerly known as VEBA Corporation and a direct and indirect subsidiary of E.ON AG ("E.ON North America"), and (iii) VEBA Zweite Verwaltungsgesellschaft mbH, a German limited liability company and a direct wholly-owned subsidiary of E.ON AG ("VEBA Zweite"), relating to the common stock, par value $0.01 per share, of MEMC Electronic Materials, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

         1. Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

         On November 13, 2001, Sellers, the TPG Entities and Buyer consummated the transactions contemplated by the TPG Purchase Agreement. At the Closing, the Sellers sold to Buyer and/or its designees all of the shares of Common Stock owned by the Sellers for two dollars and all of the debt of the Company and its subsidiaries held by the Sellers for four dollars. The Company's earnings performance in 2002 could increase the purchase price by a maximum of $150 million.

         At the Closing E.ON North America and VEBA Zweite made capital contributions to the Company required by the TPG Purchase Agreement in an aggregate amount of thirty-seven million dollars ($37,000,000), of which five million dollars ($5,000,000) was contributed to enable the Company to make a contribution in such amount to its defined benefit plan.

         At the Closing, (i) each of VEBA Zweite and E.ON North America assigned to Buyer any and all contractual rights that it had to require the Company to register all or a portion of its shares of Common Stock with the Securities and Exchange Commission, (ii) the Company received the resignations of Dr. Alfred Oberholz, Dr. Wilhelm Simson, Dr. Hans Michael Gaul, Helmut Mamsch and Paul T. O'Brien from the Board of Directors of the Company and (iii) Sellers were advised by Buyer that Buyer and the Company reached an agreement upon the terms and provisions of, and executed and

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 6 of 8 Pages
---------------------                                      ---------------------

delivered a definitive agreement in form and substance satisfactory to Buyer with respect to an exchange by Buyer of all outstanding debt of the Company and its subsidiaries purchased by Buyer pursuant to the TPG Purchase Agreement for newly issued debt and equity securities of the Company and that all conditions thereto have been materially satisfied or waived. In addition, the Company and certain of its subsidiaries released the E.ON Released Parties from certain actions, causes of action, suits, debts or other damages including any matter, cause or thing relating to or arising out of or in connection with any E.ON Released Party's being (including any action taken or omitted by any E.ON Released Party in connection with being) a shareholder of the Company.


         2. Item 5 of the Schedule 13D is hereby amended and supplemented by deleting in its entirety paragraphs (a) - (d) inclusive and replacing them with the following:


         (a) None of E.ON AG, VEBA Zweite or E.ON North America beneficially owns any shares of Common Stock.


         (b) None of E.ON AG, VEBA Zweite or E.ON North America has any power related to the voting or disposition of any shares of Common Stock.


         (c)     See item 4.


         (d)      Not applicable.


         (e) On November 13, 2001, each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

         The following Exhibits are added after Exhibit 62 to the Schedule 13D:

     Exhibit 63 Power of Attorney dated September 11, 2001 from E.ON AG to the persons specified therein.

     Exhibit 64 Power of Attorney dated September 11, 2001 from VEBA Zweite Verwaltungsgesellschaft mbH to the persons specified therein.

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 7 of 8 Pages
---------------------                                      ---------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct. This statement may be signed in counterpart copies.


Date:  November 14, 2001                         E.ON AG

                                                 By:  /s/ Joseph Supp
                                                    ----------------------------
                                                    Name:  Joseph Supp
                                                    Title: Attorney-in-fact


Date:  November 14, 2001                         E.ON NORTH AMERICA, INC.



                                                 By:  /s/ Joseph Supp
                                                    ----------------------------
                                                    Name:  Joseph Supp
                                                    Title: Vice President

Date:  November 14, 2001                         VEBA ZWEITE
                                                 VERWALTUNGSGESELLSCHAFT MBH



                                                 By:  /s/ Joseph Supp
                                                    ----------------------------
                                                    Name:  Joseph Supp
                                                    Title: Attorney-in-fact

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 8 of 8 Pages
---------------------                                      ---------------------


                                 Exhibit Index
                                 -------------

Exhibit 63 Power of Attorney dated September 11, 2001 from E.ON AG to the persons specified therein.

Exhibit 64 Power of Attorney dated September 11, 2001 from VEBA Zweite Verwaltungsgesellschaft mbH to the persons specified therein.